Exhibit 99.1

STELLAR BIOTECHNOLOGIES, INC. ANNOUNCES MEETING AND RECORD DATE AND

APPROVAL OF ADVANCE NOTICE POLICY

PORT HUENEME, CA, (December 27, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH),) announced today that it will hold an annual general and special meeting of shareholders (the “Meeting”) on February 13, 2014. The record date for the shareholders entitled to vote at the Meeting has been set as shareholders of record as at the close of business on January 9, 2014.

The Company also announces that the board of directors (the “Board”) of the Company approved an advance notice policy (the “Advance Notice Policy”) on October 31, 2013. The Advance Notice Policy includes, among other things, a provision that requires advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “BCA”); or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Additionally, the Advance Notice Policy sets a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders, sets forth the information that a shareholder must include in the notice to the Company, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting) notice to the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Policy is in full force and effect as of the date it was approved. In accordance with the terms of the Advance Notice Policy, the Advance Notice Policy will be put to shareholders of the Company for approval at the Meeting, and if the Advance Notice Policy is not confirmed at the Meeting by ordinary resolution of shareholders, the Advance Notice Policy will terminate and be of no further force and effect following the termination of the Meeting.

For purposes of the Meeting, in accordance with the terms of the Advance Notice Policy, the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made by January 6, 2014. Such notice must be in the form, and given in the manner, prescribed by the Advance Notice Policy, and the Corporate Secretary of the Company has stipulated investorrelations@stelllarbiotech.com as an email address for receipt of such a notice.

The full text of the Advance Notice Policy is available under the Company’s profile on SEDAR at www.sedar.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.